EXHIBIT 99.8

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23       A Publicly Listed Company       NIRE. 35300010230



                        MEETING OF THE BOARD OF DIRECTORS
                                  OF MAY 2 2005
                                  -------------


              On May 2 2005, at 4:30pm., the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding:

              a) alter the sub-items 1.2.1 and 6.1.1 of CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION and the sub-items 1.3.1 and 8.1.1 of CORPORATE POLICY AND PROCEDURE ON INSIDER TRADING issued by Banco Itau Holding Financeira S.A., in the light of the decisions of the Ordinary and Extraordinary General Meeting held on April 27 2005, as follows:

Corporate Policy on Disclosure of Material Information

    "1.2.1 - In addition to the Investor Relations Officer, the Material Information Committee will be composed by 2 (two) to 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive officers of Banco Itau S.A. and Banco Itau BBA S.A., and the Committee shall have meetings whenever summoned by the Investor Relations Officer."

    "6.1.1 - The Disclosure Committee shall, with the assistance of the Itau Holding Audit Management, ascertain any violations of the POLICY, it being provided that:..."

Corporate Policy and Procedure on Insider Trading

    "1.3.1 - In addition to the Investor Relations Officer, the Insider Trading Committee will be composed by 2 (two) to 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive officers of Banco Itau S.A. and Banco Itau BBA S.A. and the Committee shall have meetings whenever summoned by the Investor Relations Officer."

    "8.1.1 - The Insider Trading Committee shall, with the assistance of the Itau Holding Audit Management, ascertain any violations of the POLICY, it being provided that:..."

              b) alter the AUDIT COMMITTEE CHARTER, in the light of the decisions of the Ordinary and Extraordinary General Meeting of April 27 2005 and suggestions made by the Committee itself, duly consolidated, to read as follows:


                            "AUDIT COMMITTEE CHARTER

This Charter ("Charter"), whichh was prepared in accordance with international best practices, sets forth the operational rules of the Audit Committee ("Committee"), created by the Itau Holding Extraordinary General Meeting held on April 28, 2004, for the Itau Financial Conglomerate, which is comprised of Banco Itau Holding Financeira S.A. ("Itau Holding") and all its direct and indirect controlled and affiliated companies ("Itau Financial Conglomerate").



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MEETING OF THE BOARD OF DIRECTORS OF MAY 2 2005 OF
BANCO ITAU HOLDING S.A.                                                   Page 2


                          I - Purposes and Composition

1. The Committee shall be the same for all institutions that are authorized to operate by the Central Bank of Brazil ("BACEN"), and for companies supervised by the Superintendency of Private Insurance ("SUSEP"), which are part of the Itau Financial Conglomerate.

2. The Committee is responsible for the oversight of (i) the internal controls and risk management systems of the Itau Financial Conglomerate; (ii) the Itau Financial Conglomerate's internal auditors activities; and (iii) the Itau Financial Conglomerate's independent auditors' activities.

3. The Committee, as a committee of Itau Holding Board of Directors ("Board of Directors"), shall have a minimum of three and a maximum of five members, appointed annually by the Board of Directors among its peers. One of the Committee members shall be designated as Chairman and another shall be designated as Financial Expert.

    3.1.  The Committee members may not delegate their duties to third parties.

    3.2. In case of vacancy in the Committee, including the vacancy caused by the removal established in item 4.1 below, the Board of Directors shall appoint a new member within thirty days.


4. Committee members may be appointed for four consecutive terms during a five year period, after which they may only be appointed to the Committee after a minimum waiting period of three years from the last permitted appointment.

    4.1. The Board of Directors shall remove any Committee member whose independence is affected by any actual or potential conflict of interests.

5. The Board of Directors shall appoint the members of the Committee on the same meeting of the Board of Directors which appoints the Itau Holding Management.

    5.1.  Only members of the Board of Directors are eligible to the Committee.

    5.2. A member of the Committee may not be or have been, over the past twelve months, (i) an officer of Itau Holding or its affiliates; (ii) an employee of Itau Holding or its affiliates; (iii) the responsible member of the audit team, officer, manager, supervisor or any other person with a management position in the team engaged on the audits of Itau Holding or its affiliates; (iv) a member of the fiscal council of Itau Holding or its affiliates; (v) the controlling shareholder of Itau Holding or its affiliates; or (vi) any individual who holds direct or indirect participation of more than ten percent of Itau Holding's or its affiliate's voting capital.

          5.2.1. Spouses, ancestors, descendants, brothers and sisters and brothers and sisters spouses of the persons referred to in sub-items (i) to (vi) above are not eligible for the Committee.

          5.2.2. Members of the Board of Directors with actual or potential conflicts of interest that may affect his or her independence are not eligible for the Committee.


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MEETING OF THE BOARD OF DIRECTORS OF MAY 2 2005 OF
BANCO ITAU HOLDING S.A.                                                   Page 3


6. The Committee members may not receive, directly or indirectly, any compensation from Itau Holding or from any of its affiliates(1), other than in his or her capacity as a Committee member.

7. Any member of the Board of Directors to be appointed as Financial Expert shall have the following qualifications: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting of provisions and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a level of complexity similar to that of Itau Holding's financial statements, or experience in actively supervising such activities; and (iv) an understanding of internal controls and procedures related to the preparation of financial statements.

    7.1. A person shall have acquired the qualifications referred to in item 7 above through formal education and proven professional experience in the areas of: (i) accounting; (ii) auditing; or (iii) financial management.

8. The Board of Directors shall determine the compensation of the Committee members, as well as the budget for covering the Committee's internal governance expenses, which shall include provisions for the hiring of external advisers or counselors to assist the Committee on carrying out its duties.

                               II - Internal Rules

9. The Chairman shall call the Committee for periodical meetings, at least four times a year, informing the agenda of each meeting.

    9.1. The resolutions of the Committee shall be decided by vote of the majority of the Committee members.

    9.2. In addition to its ordinary meetings, the Committee shall schedule quarterly meetings with management of the Itau Financial Conglomerate, with the internal auditors and with the independent auditors to verify the compliance to the Committee's recommendations or the clarifications of the issues that have been raised by the Committee, including those issues relating to the planning of the audits and the adequate resources to perform such audits, as well as to discuss any other relevant issues.

          9.2.1. The meetings referred to in item 9.2 shall precede the meetings with the Board of Directors provided for in item 12 "u" hereof.

    9.3. The Committee may, whenever it deems necessary, meet with any officer of Itau Financial Conglomerate.

10. For the purpose of providing clarifications, the Committee, by vote of the majority of its members, may call any employee or officer of any of Itau Financial Conglomerate's companies, by giving a minimum ten day prior notice to the Chief Executive Officer of any such company.


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MEETING OF THE BOARD OF DIRECTORS OF MAY 2 2005 OF
BANCO ITAU HOLDING S.A.                                                   Page 4

11. The Committee shall prepare minutes of its meetings.

    11.1. Copies of the minutes shall be delivered to the participants of the Committee's meetings and to the Committee members, and shall be forwarded to the Chairman of the Board, to Itau Holding's Chief Executive Officer and to the Chief Executive Officers of the companies directly controlled by Itau Holding, as the case may be. The minutes shall be filed at Itau Holding's head offices.

                                  III - Duties

12. The Committee shall be responsible for the oversight of (i) the quality and integrity of the financial statements of Itau Financial Conglomerate; (ii) the compliance with legal and regulatory requirements; (iii) the performance, independence and quality of the services rendered by the independent auditors of Itau Financial Conglomerate; (iv) the performance and quality of the work of the internal audits of Itau Financial Conglomerate; and (v) the quality and the effectiveness of the internal controls and risk management systems of Itau Financial Conglomerate, as well as to:

    a.   establish the necessary procedures to achieve its purposes;

    b. recommend to the board of directors of each company within the Itau Financial Conglomerate, or in the event there is no board of directors, to management, the independent auditors to be hired , in Brazil and abroad, as well as their respective fees and replacements;

    c. revise, prior to their publication, the semi-annual and annual financial statements of Itau Financial Conglomerate, as well as the notes to the financial statements, the management reports, the independent auditors' reports, and the management discussion and analysis report;

    d. supervise the work of the internal audits, as well as the work of the independent auditors of Itau Financial Conglomerate, in order to assess the effectiveness of their activities and the compliance with legal, regulatory and internal rules;

    e. approve the hiring, as employees or service providers, of any member of the independent auditors' team which renders or has rendered any auditing services to the Itau Financial Conglomerate in the preceding twelve months;

    f. establish , on an annual basis, the policies regarding non-audit services that can be provided by the independent auditors hired to audit the Itau Financial Conglomerate financial statements, as well as the list of these services, the contracting of which shall not require prior approval by the Committee;

    g. establish and communicate within the Itau Financial Conglomerate the procedures for the receipt, retention, and treatment of information concerning material errors or fraud related to accounting, internal controls, or auditing matters, as well as any failure to comply with legal or regulatory requirements or internal rules, setting forth procedures to protect the person submitting the information, such as the confidential and anonymous submission of such information;

    h. recommend to the officers of the Itau Financial Conglomerate the correction or improvement of policies, practices and procedures that were identified by the Committee while performing its duties;

    i. verify the implementation, by Itau Financial Conglomerate, of the recommendations made by the independent auditors, by the internal audits and by the Committee;


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MEETING OF THE BOARD OF DIRECTORS OF MAY 2 2005 OF
BANCO ITAU HOLDING S.A.                                                   Page 5

    j. discuss, on an annual basis, with the independent auditors of Itau Financial Conglomerate, the report about: (i) the independent auditors' quality-control procedures; (ii) their independence; (iii) the peer review, (iv) any inquiry or investigation by governmental or professional authorities; and (v) all relationships between the independent auditors and the Itau Financial Conglomerate;

    k. review the main policies, practices and accounting principles used by Itau Financial Conglomerate on the preparation of its financial statements, as well as any material modification in the way such policies, practices and principles are chosen or applied;

    l. review all alternative accounting treatment within generally accepted accounting principles related to financial information, including off-balance sheet structures, pro-forma or adjusted financial information, their effect on the financial statements, the criteria used for their disclosure and any accounting treatment advised by the independent auditors of Itau's Financial Conglomerate;

    m. settle any disagreement between management of the Itau Financial Conglomerate and the independent auditors;

    n. review, jointly with management of the Itau Financial Conglomerate, with their internal auditors and with the independent auditors, the scope and planning of the audit works and the human resources to be allocated to such works;

    o. oversee the performance, organization, duties, planning, results, budgets and employee qualifications of the internal audits of Itau Financial Conglomerate;

    p. recommend the appointment, and approve the hiring, replacement or dismissal of those responsible for the internal audits of Itau Financial Conglomerate;

    q. discuss with management of the Itau Financial Conglomerate any material pending issues or inspections by government authorities or regulators, including those relating to audit issues and the necessary arrangements to solve them;

    r. analyze the Itau Financial Conglomerate risk assessment and risk management policies;

    s. meet with the board of directors, fiscal councils and management of Itau Financial Conglomerate, at their request or at its own initiative, to discuss policies, practices and procedures relating to the duties of the Committee;

    t. report its works and communicate any relevant issues, through the Chairman, to the Board of Directors, at the meetings held to approve the quarterly financial statements;

    u. follow up on the work of government banking supervision and inspection authorities; and

    v. perform any other tasks and any other actions that may be necessary to comply with its duties.

13. The Committee may hire the services of external advisers, ensuring the integrity and confidentiality of the services.

    13.1. The hiring of external advisers does not exonerate the Committee from its duties.

14. The Committee shall, by its own or jointly with Itau Financial Conglomerate's independent auditors, communicate BACEN or SUSEP in writing, within three business days of the identification, the existence or the evidence of: (i) any failure to comply with legal or regulatory requirements that could affect the continuity of the business of any of the companies of Itau Financial Conglomerate; (ii) fraud in any amount perpetrated by the members of the boards of directors or management of any of the companies of Itau Financial Conglomerate; (iii) any material fraud perpetrated by employees of any of the companies of Itau Financial


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MEETING OF THE BOARD OF DIRECTORS OF MAY 2 2005 OF
BANCO ITAU HOLDING S.A.                                                   Page 6

    Conglomerate or by any third party; and (iv) errors that may result in a material inaccuracy in the financial statements of any of the companies of Itau Financial Conglomerate.

15. Management of the Itau Financial Conglomerate shall communicate to the Committee and to the respective independent auditors, within twenty-four hours, the identification of any of the events referred to in item 14, according to the procedures established by the Committee.

16. The independent auditors and the internal audits shall report regularly to Committee concerning the adequacy of their procedures to the laws and regulations.

17. The Committee, on the oversight of the internal controls and risk management systems of the Itau Financial Conglomerate, shall assess: (i) the efficiency in the use of resources and in the implementation of controls to protect Itau Financial Conglomerate from eventual losses caused by the risks arising from its activities; (ii) the reports on the adequacy of information flows and decision making processes; and (iii) the conformity of its operations to the laws, regulations and internal policies.

18. At the end of each six-month period, as of June 30 and December 31, the Committee shall issue an Audit Committee report with the following information: (i) the activities performed during the period, including the analysis of the effectiveness of such activities; (ii) an assessment of the effectiveness of Itau Financial Conglomerate's internal control and risk management systems, identifying any eventual deficiencies; (iii) a description of the recommendations made to management of the Itau Financial Conglomerate, identifying which were not implemented and the reason presented by management for not implementing them; (iv) an assessment of the effectiveness of the activities of Itau Financial Conglomerate's independent auditors and internal audits, including the analysis of compliance with legal and regulatory requirements, as well as Itau Financial Conglomerate's internal policies, identifying any eventual deficiencies; and (v) an assessment of Itau Financial Conglomerate's financial statements, with emphasis on the compliance with Brazilian accounting practices and the regulations issued by BACEN, by the National Council of Private Insurance (Conselho Nacional de Seguros Privados) and by SUSEP identifying any eventual deficiencies ("Audit Committee Report").

19. A summary of the Audit Committee Report, containing its relevant information, shall be published together with Itau Financial Conglomerate's semi-annual and annual financial statements.

20. The Audit Committee Reports will be available to BACEN, to SUSEP and to the Board of Directors for at least five years after its conclusion."

              There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, May 2 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                                  ALFREDO EGYDIO SETUBAL
                                                Investor Relations Officer